CUSIP No. 29668H708	13G/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ESSA Pharma Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

29668H708
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes in the Form of Schedule 13G).

CUSIP No. 29668H708	13G/A

1		NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Soleus Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,327,622
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
4,327,622
	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,327,622
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8% (1)
12		TYPE OF REPORTING PERSON*
OO

(1)  Based on a total of 44,142,088 Common Shares outstanding as of December 11, 2023 as set forth in ESSA Pharma, Inc.’s (the “Issuer”) Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 12, 2023.

CUSIP No. 29668H708	13G/A

Item 1(a)	Name of Issuer:
ESSA Pharma, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
Suite 720, 999 West Broadway
Vancouver, British Columbia, Canada, V5Z 1K5

Item 2(a)	Name of Person Filing:

The Reporting Person is Soleus Capital, LLC. Additionally, information is included herein with respect to (i) Soleus Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Soleus Master Fund”); (ii) Soleus Capital Special Opportunities Fund, L.P., a Delaware limited partnership (“Soleus Special Fund”), and (iii) Soleus Capital Group, LLC, a Delaware limited liability company (“Soleus Group”).  The Reporting Person is the sole general partner of each of Soleus Master Fund and Soleus Special Fund, and Soleus Group is the sole managing member of the Reporting Person.  Mr. Guy Levy is the sole managing member of Soleus Group and hereby disclaims beneficial ownership of shares held by any of the entities named herein.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Item 2(c)	Citizenship:

Delaware, U.S.A.

Item 2(d)	Title of Class of Securities:

Common Shares

Item 2(e)	CUSIP Number:

2966H708

Item 3.	If this Statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 29668H708	13G/A

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Not applicable.

Item 4.	Ownership.

 (a) Amount Beneficially Owned:  The Reporting Person is the general partner of each of Soleus Master Fund and Soleus Special Fund (the “Funds”), which collectively hold an aggregate of 4,327,622 Common Shares (the “Shares”) of the Issuer.  As the general partner of the Funds, the Reporting Person may be deemed to have sole power to vote or direct the vote and to dispose or to direct the disposition of the Shares.  As the sole general partner of the Reporting Person, Soleus Group may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition the Shares.  The sole managing member of Soleus Group is Mr. Guy Levy, who may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the Shares. Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission that Mr. Levy or Soleus Group is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)       Percent of Class:   9.8%, based on a total of 44,142,088 Common Shares outstanding as of December 11, 2023 as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 12, 2023..

(c) Number of shares as to which the Reporting Person has: See Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

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CUSIP No. 29668H708	13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 23, 2024

Soleus Capital, LLC,
By: Soleus Capital Group, LLC, its general partner

/s/ Guy Levy
Name: Guy Levy
Title: Managing Member